     On September 10, 2001, rStar Corporation and Gilat Satellite Networks Ltd issued the following joint press release.

FOR IMMEDIATE RELEASE

Filed by rStar Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: rStar Corporation

Commission File No.: 000-27029

RSTAR CORPORATION AND GILAT SATELLITE NETWORKS LTD.

ANNOUNCE REVISED TERMS OF ACQUISITION OF STARBAND

LATIN AMERICA BUSINESS BY RSTAR

rStar to increase its tender offer to approximately 29% of its common stock held by non-Gilat stockholders

San Ramon, California, and Petah Tikva, Israel, September 10, 2001 – rStar Corporation (Nasdaq: RSTR) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today announced that they have agreed upon revised terms for the previously announced acquisition of Gilat’s StarBand Latin America business by rStar and tender offer for shares of rStar common stock. rStar is approximately 65% owned by Gilat.

Revised Terms of Tender Offer: Under the revised terms of the tender offer announced today, rStar will increase the number of shares of rStar common stock that it will acquire in the offer from approximately 20% of the outstanding shares of rStar common stock not held by Gilat and its corporate affiliates to approximately 29% of the outstanding shares of rStar common stock not held by Gilat and its corporate affiliates. More specifically, under the revised terms of the tender offer, rStar will now make an offer to acquire up to 6,315,789 shares of rStar common stock in exchange for $0.95 in cash and .0738 of an ordinary share of Gilat for each share of rStar common stock tendered in the offer. Gilat and its corporate affiliates have agreed not to tender their shares of rStar common stock in the offer.

rStar stockholders will have the opportunity to tender all or a portion of their shares of rStar common stock in the offer. If more than 6,315,789 shares of rStar common stock are tendered, rStar intends to purchase shares on a pro rata basis up to 6,315,789 shares of rStar common stock.

On September 7, 2001, the last full trading day before the announcement of the revised terms of the tender offer, the closing price of rStar common stock was $0.49 per share and the closing price of Gilat ordinary shares was $9.18. The rStar stockholders whose shares are exchanged in the offer will be paid the cash portion of the purchase price net in cash, without interest, and will

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be issued the Gilat ordinary shares as soon as practicable after expiration of the tender offer. The tender offer is not conditioned on any minimum number of shares of rStar common stock being tendered by the rStar stockholders.

rStar’s Board of Directors has approved the revised terms of the tender offer. However, neither rStar nor its Board of Directors is making any recommendation to its stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. The tender offer is expected to close during November 2001.

Revised Terms of Acquisition: Gilat and rStar have also revised the terms of the previously announced acquisition of Gilat’s StarBand Latin America business by rStar. Gilat’s StarBand Latin America business currently operates satellite-based rural telephony networks in Peru and Colombia, as well as high speed consumer Internet access pilot networks in Brazil and Argentina. Prior to the consummation of the acquisition, Gilat To Home Latin America (Holland) N.V., itself an indirect subsidiary of Gilat, will contribute the assets related to the StarBand Latin America business to its subsidiary, StarBand Latin America (Holland) B.V. StarBand Latin America expects to work on a wholesale basis with Latin American ISPs, PTTs and other providers to offer high-speed Internet access via satellite. Its target customers will be the small office/home office and select consumer market segments in Latin America, where, except for Chile, Gilat will grant StarBand Latin America an exclusive right to offer its products and services for those markets, as well as a non-exclusive right in Mexico.

As previously announced, rStar will acquire StarBand Latin America (Holland) B.V. in exchange for 43,103,448 shares of rStar common stock. Pursuant to the revised terms of the transaction, in the event that the StarBand Latin America business does not achieve certain targeted net income levels during each of the one year periods ended June 30, 2003 and June 30, 2004, the rStar stockholders of record as of June 30, 2003 or June 30, 2004, will be entitled to their pro rata share of a special cash distribution equal to either $2.5 million or $5 million in cash in each year (depending upon the amount of net income actually achieved by the StarBand Latin America business during those one year periods). rStar’s current certificate of incorporation will be revised to provide for these special distribution rights. Gilat and its corporate affiliates have irrevocably waived their right to participate in the special cash distribution. Additionally, the payment of the special cash distributions are guarantied by Gilat. Based upon the number of shares of rStar common stock (not held by Gilat or its corporate affiliates) that we expect will be outstanding immediately upon conclusion of the acquisition and the tender offer, assuming that the maximum number of shares are tendered in the offer, the maximum special cash distributions of $10 million in the aggregate would represent approximately $0.63 per share of rStar common stock.

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Conversely, in the event that the StarBand Latin America business exceeds certain net income targets during each of the one year periods ended June 30, 2003 and June 30, 2004, Gilat would be entitled to receive 2,685,382 or 5,370,765 additional shares of rStar common stock (depending upon the amount of net income actually achieved by the StarBand Latin America business during those one year periods), thereby increasing Gilat’s ownership interest in rStar.

Upon conclusion of the acquisition and the tender offer described above, and assuming that the maximum number of shares of rStar common stock are tendered in the offer, Gilat’s ownership of rStar will increase from approximately 65% to approximately 85%.

The revised terms of the acquisition and the offer, which have been approved by rStar’s board of directors, will be presented to rStar’s stockholders for approval. Certain stockholders of rStar owning a majority of rStar’s common stock, including Gilat, have agreed to vote in favor of the transactions at a meeting of rStar stockholders. Accordingly, the transaction is expected to be approved. It is presently contemplated that the meeting of rStar stockholders will be held during November 2001.

This press release is for informational purposes only and is not an offer to buy or exchange or the solicitation of an offer to sell any shares of rStar common stock or Gilat ordinary shares. The solicitation of offers to exchange rStar’s common stock will only be made pursuant to the Offer to Exchange and related materials that rStar and Gilat will be sending out to rStar’s stockholders as soon as practicable. rStar stockholders should read those materials carefully because they will contain important information, including the various terms and conditions to the offer.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on VSAT satellite network technology. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with Microsoft Corp., EchoStar Communications Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America’s first consumer, always-on, nationwide, two way, high-speed satellite Internet service provider. StarBand Communications Inc. is based in McLean, Virginia. SkyBlaster(TM), Skystar Advantage(R), DialAway(R) DialAw@y IP™ and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand Communications Inc. at www.starband.com.

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About rStar Corporation

rStar (Nasdaq: RSTR) through its rStar Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises and user communities of interest. rStar’s core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. rStar’s technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-327-7117 or at www.rstar.com on the Web.

About StarBand Latin America

The StarBand Latin America business operates satellite-based rural telephony networks in Colombia and Peru. StarBand Latin America also provides hardware and services solutions for ISPs and other service providers requiring satellite-based high-speed Internet access throughout the region. An indirect subsidiary of Gilat, StarBand Latin America expects to begin offering service in 2001, working with its in-country partners to address opportunities with small office/home office and consumer market segments. Coupled with Gilat’s unique technology for bundling satellite-based telephony and IP connectivity, StarBand Latin America has a set of product offerings that will enable its partners to deliver world-class Internet solutions throughout the region.

Important Legal Information

The tender offer for the outstanding shares of rStar common stock described in this press release has not yet commenced. This announcement is neither an offer to purchase or exchange shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the tender offer. At the time the offer is commenced, rStar and Gilat will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. We advise all security holders to read the Tender Offer Statement when it is available, because it will contain important information. You can get the Tender Offer Statement and other related filed documents, when they are available, for free at the Securities and Exchange Commission’s website (www.sec.gov). You can also get the Tender Offer Statement and all other related filed documents for free from rStar or Gilat.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of rStar and Gilat to be

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materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to rStar’s and Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for rStar and Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect rStar’s and Gilat’s proprietary technology and risks associated with Gilat’s international operations and Gilat’s location in Israel. For additional information regarding these and other risks and uncertainties associated with rStar’s and Gilat’s business, reference is made to rStar’s and Gilat’s reports filed from time to time with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

GILAT INVESTOR RELATIONS CONTACT:
Ruder Finn, Inc.
Magda Gagliano
212-593-6319
gaglianom@ruderfinn.com

RSTAR CORPORATION CONTACT:
Juleen Murray
925-543-9239
jmurray@rstar.com

RSTAR INVESTOR RELATIONS CONTACT:
PondelWilkinson MS&L, Los Angeles (Investor Relations)
Julie MacMedan
310-207-9300
investor@pondel.com